

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2010

Greg S. Lea
Senior Vice President and Chief Financial Officer
EnteroMedics Inc.
2800 Patton Road
St. Paul, Minnesota 55113

      Re: **EnteroMedics Inc.**
               Form 10-K for the fiscal year ended December 31, 2009
               Filed March 29, 2010
               File No. 001-33818

Dear Mr. Lea:

      We have completed our review of your filings and do not have any further comments at this time.

                                     Sincerely,

                                     Russell Mancuso
                                     Branch Chief

cc (via facsimile):   Kenneth L. Cutler, Esq. — Dorsey & Whitney LLP